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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T-H Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 Eisenhower Drive Suite 220
(No. and Street)

Savannah (City) Georgia (State) 31406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Millicent E. Walker 770-352-0120
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard
(Name – *if individual, state last, first, middle name*)

171 17th Street, N.W. Suite 900 (Address) Atlanta (City) Georgia (State) 30363 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil C. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T-H Brokerage Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

Notary Public, Clayton County, Georgia
My Commission Expires May 20, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T-H BROKERAGE SERVICES, LLC
FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2009
with
INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

To the Member
T-H Brokerage Services, LLC

We have audited the accompanying statement of financial condition of T-H Brokerage Services, LLC as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of T-H Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T-H Brokerage Services, LLC as of December 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Smith + Howard

Atlanta, Georgia
February 23, 2010

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

T-H BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 12,049

MEMBER'S EQUITY

Member's Equity	$ 12,049

The accompanying notes are an integral part of these financial statements.

T-H BROKERAGE SERVICES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$ 11,982
Other income (Note 1)	75,000
	86,982
Operating Expenses	
Insurance	364
Regulatory fees	621
Other	1,871
	2,856
Net Income	$ 84,126

The accompanying notes are an integral part of these financial statements.

T-H BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Balance, December 31, 2008	$	149,673
Net income		84,126
Distributions to member		(221,750)
Balance, December 31, 2009	$	12,049

The accompanying notes are an integral part of these financial statements.

T-H BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities		
Net income	$	84,126
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in commission receivable		1,625
Increase in due from parent company		(85,000)
Net Cash Provided by Operating Activities		751
Cash Flows From Financing Activities		
Distributions to member		(60,000)
Net Cash Required by Financing Activities		(60,000)
Decrease in Cash and Cash Equivalents		(59,249)
Cash and Cash Equivalents at Beginning of Year		71,298
Cash and Cash Equivalents at End of Year	$	12,049

Non-Cash Financing and Investing Activities:
During 2009, amounts due from parent company of $161,750 have been reclassified as distributions for financial statement purposes at December 31, 2009.

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

T-H Brokerage Services, LLC (the "Company") is a registered broker-dealer, and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a wholly-owned subsidiary of T-H Trustee Investment Services, LLC (the "Parent"). During the year ended December 31, 2009, the Parent waived all operating expenses for the Company.

Basis of Accounting

The Company follows accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets accounting principles generally accepted in the United States of America ("GAAP"). In June 2009, the FASB issued FASB ASC 105, Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative GAAP. Pursuant to the provisions of FASB ASC 105, the Company no longer references to particular standards of GAAP. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of ninety days or less to be cash equivalents.

Commission Revenues

The Company has a marketing arrangement with Donaldson & Company, an Atlanta, Georgia based institutional brokerage firm. Per the arrangement, on clients the Company refers to Donaldson & Company, the Company receives 50% of the net profit generated by commissions produced by the accounts. Commission revenues are recorded on a trade-date basis as securities transactions occur. During 2009, the arrangement was terminated and a settlement was received from Donaldson & Company in the amount of $75,000.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company and the Parent are limited liability companies. As such, the Parent's members are taxed on their proportionate share of the Company's income. Therefore, no provision for income taxes has been recorded. The Company is organized as a limited liability company pursuant to paragraph 14-11-100 of The Official Code of Georgia, Annotated.

The Company annually evaluates all federal and state income tax positions. This process includes an analysis of whether these income tax positions the Company takes meet the definition of an uncertain tax position under the Income Taxes Topic of the Financial Accounting Standards Codification.

Subsequent Events

Management has evaluated subsequent events through February 23, 2010, the date which the financial statements were available to be issued.

NOTE 2 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company did not have any liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2009.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed one thousand percent of the Company's net capital and that the company shall, at all times, have and maintain net capital of not less than $5,000.

Net capital and the related aggregate indebtedness to net capital ratio fluctuate on a daily basis; there was no aggregate indebtedness at December 31, 2009 and the net capital totaled $12,049.

NOTE 4 – COMPUTATION AND INFORMATION ON POSSESSION AND CONTROL

The Company operates under the (k)(2)(i) exceptive provisions to SEC Rule 15c3-3; therefore, computations of reserve requirements and information related to possession and control are not applicable.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to year end, the Members of the Parent entered into an agreement to sell the Company. The agreement is currently pending approval from FINRA.

SUPPLEMENTARY INFORMATION

SMITH & HOWARD

Certified Public Accountants and Advisers

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Member
T-H Brokerage Services, LLC

In planning and performing our audit of the basic financial statements and supplemental schedule of T-H Brokerage Services, LLC for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by T-H Brokerage Services, LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because T-H Brokerage Services, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by T-H Brokerage Services, LLC in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of T-H Brokerage Services, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets, for which T-H Brokerage Services, LLC has responsibility, are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Suite 900, 171 17th Street, N.W., Atlanta, GA 30363
Tel 404.874.6244 Fax 404.874.1658 www.smith-howard.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that T-H Brokerage Services, LLC's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith + Howard

Atlanta, Georgia
February 23, 2010

T-H BROKERAGE SERVICES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2009

Net Capital		
Total member's equity qualified for net capital	$	12,049
Additions		-
Deductions		-
Net capital before haircuts on securities positions		12,049
Haircuts on securities positions		-
Net Capital	$	12,049
Aggregate Indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	-
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	7,049
Excess net capital at 100%, net capital less 10% of aggregate indebtedness	$	12,049
Ratio of aggregate indebtedness to net capital		-

SMITH & HOWARD
Certified Public Accountants and Advisers
171 17TH STREET, NW
SUITE 900
ATLANTA, GEORGIA 30363
404.874.6244
404.874.1658 (*fax*)
WWW.SMITH-HOWARD.COM